SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF JUNE
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F of Form
                                     40-F.)

                              Form 20-F x  Form 40-F
                                       ---          ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this Form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                                    Yes      No x
                                       ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)


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FEMSA and Heineken Join Forces in the U.S.A.; Deal Provides FEMSA with a Powerful Platform and Increases Heineken USA's Leadership Position in the Key U.S.A. Import Segment

    MONTERREY, Mexico and AMSTERDAM, Netherlands--(BUSINESS
WIRE)--June 21, 2004--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB), and Heineken NV ("Heineken") (AEX:HEIN) announced today that FEMSA Cerveza and Heineken USA have reached a definitive agreement that will make Heineken USA the sole and exclusive importer, marketer and seller of FEMSA's beer brands in the United States.
    The three-year agreement signed between Wisdom Import Sales LLP, FEMSA Cerveza's wholly owned subsidiary, and Heineken USA is expected to become effective towards the end of the year, 120 days after FEMSA completes its announced repurchase of a 30% stake of FEMSA Cerveza. At the end of the three-year period both parties will discuss how they will take this commercial relationship forward.
    Under the terms of the agreement, Heineken USA will assume responsibility for the marketing, sales and distribution of the beer brands Tecate, Dos Equis, Sol, Carta Blanca and Bohemia across the United States.

    Strategic fit for FEMSA

    FEMSA's brands have traditionally thrived in the Southwestern United States, and joining forces with Heineken will provide the necessary commercial muscle to expand the focus East of the Mississippi river and realize the brands' full potential.
    In addition, the attributes and positioning of the Heineken brands in the U.S.A. fit well with those of FEMSA's brands, such that the combined portfolio will be ideally suited to serve the full spectrum of import market segments and preferences.

    Strategic fit for Heineken

    Heineken's strategy in the U.S.A. is to grow its premium brands within the import segment, the fastest growing beer segment in the U.S.A. Expanding its portfolio with the strong premium and specialty brands of FEMSA fits this strategy perfectly. Heineken USA will benefit from greater scale and from the broader portfolio of brands, which will allow Heineken USA to increase its leadership in the import segment.
    Mexican beer has become popular with American consumers beyond geography or national heritage. FEMSA's Mexican quality brands strongly complement the already successful combination of Heineken and Amstel Light. Furthermore, through FEMSA's brands Heineken will more broadly participate in the Hispanic market, the fastest growing demographic group in the U.S.A.
    The FEMSA brands add about 1.8 million hectoliters to Heineken's volumes in the U.S.A., bringing the total Heineken volume to 7.9 million hectoliters (+28 %). The combined market share in the imported beer segment in the U.S.A. will be approximately 26%.
    Javier Astaburuaga, co-Chief Executive Officer of FEMSA Cerveza, commented: "We are extremely pleased with this agreement. Teaming up with Heineken represents a great opportunity for the distribution and marketing of our brands in the key U.S. market going forward. Our portfolios are very complementary, and we are confident that the combination of our quality beers and well-known brands with Heineken's top-notch market execution will prove a formidable one."
    Marc Bolland, member of the Executive Board of Heineken NV, commented: "The relationship we have announced today will increase our leadership in the import segment. Heineken USA will benefit from a broader portfolio of strong premium brands and a larger scale."
    FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 2,800 stores. For further information regarding FEMSA please visit www.femsa.com.
    Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken NV please visit www.heinekeninternational.com.

    This is a joint press release of FEMSA and Heineken NV

    CONTACT: Fomento Economico Mexicano, S.A. de C.V.
             Investors:
             Juan F. Fonseca, (52) 818-328-6245
             juan.fonseca@femsa.com.mx
             or
             Alan Alanis, (52) 818-328-6211
             alan.alanis@femsa.com.mx
             or
             Media:
             Jaime Toussaint Elosua, (52) 818-328-6202 jtouelo@femsa.com.mx or
             Carolina Alvear Sevilla, (52) 818-328-6046 calvsev@femsa.com.mx

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                            By: /s/ Federico Reyes
                            ----------------------------
                            Federico Reyes
                            Chief Financial Officer


Date:  June 21, 2004